SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

28 September 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                                                            Protherics PLC

                                               Notification of major interest in shares

London,  UK;  Brentwood,  TN; 28 September 2006 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical care and cancer,  received  notification  on 27 September 2006 from AXA Investment  Managers UK Limited on behalf of AXA S.A. and its Group  Companies  ("AXA  S.A.")  that,  as at 26 September  2006,  AXA S.A.  held an interest in  25,792,402 ordinary 2p shares (the "Shares") in the share capital of the Company  (9.89%).  The Shares are  represented  by a beneficial  interest in 10,000 ordinary shares (0.004%) and a non-beneficial interest in 25,782,402 ordinary shares (9.89%).

This notification follows a decrease in total holding from 10.09% to 9.89%.

The Company's current issued share capital is 260,813,157 ordinary shares.

                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                     +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                                                      +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600

Or visit  www.protherics.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 28 September 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director